

Mark Klopp · 3rd in

Equipping Innovators for Success

San Francisco Bay Area · 500+ connections · **Contact info**

 Klopp Advisors, Inc.

 Virginia Tech

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Providing services
Healthcare Consulting, Nonprofit Consulting, Business Consulting, Management Consulting, and Finance Consulting
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Experience



Business Advisor
Klopp Advisors, Inc. · Self-employed
Jan 2005 – Present · 16 yrs 1 mo
San Francisco Bay Area

Commercialization, investments, partnering and licensing for Xinova
Principle Advisor for LARTA to SBIR and STTR grant recipients from NSF, DOE and NIH
EIR for Tech Futures Group
Fellow at Bell-Mason Group
Advisor to PTT Global Chemical, OCP and Nifco on corporate venture capital
Business Advisor for Amber Solutions, Intelesol, Micro-Leads, StudentRoomStay and SonoMotion
Board Member and/or Advisor for Opportunity International, Barnabas Group, Shepherd's Gate,
Teen Esteem and People Meeting Christ Foundation



Managing Director
Coronis Medical Ventures
Apr 2006 – Present · 14 yrs 10 mos
San Francisco Bay Area

Medical device incubator and seed investor



Founder, Chairman, CEO and Investor with Varix Medical (precursor to Veniti Medical)
Veniti
Jun 2007 – Feb 2011 · 3 yrs 9 mos
San Francisco Bay Area

Veniti is a venous disease treatment company that merged with Varix in 2011 and was acquired by Boston Scientific in 2018.



Co-Founder, Board Member, Investor and VP Business Development
Uptake Medical
Feb 2005 – May 2006 · 1 yr 4 mos
Greater Seattle Area

Co-Founder, initial investor, board member and VP Business Development for this device company treating emphysema which was acquired by Broncus in 2016.



Managing Director - Eastman Ventures
Eastman Chemical Company · Full-time
Jun 1999 – Dec 2004 · 5 yrs 7 mos
San Francisco Bay Area

Started up and led corporate venture capital arm of Eastman Chemical Company

Education



Virginia Tech
BS, Chemical Engineering
1980 – 1985
Activities and Societies: Tau Beta Pi and Magna Cum Laude

Cooperative Education



Roosevelt University
MBA, Management
1986 – 1989
Activities and Societies: Summa Cum Laude

Volunteer experience



Board of Governors
Opportunity International
Apr 2007 – Present · 13 yrs 10 mos
Poverty Alleviation

Microfinance giving loans to the poorest of the poor to start businesses in developing countries

Board of Advisors
Shepherd's Gate
Sep 2009 – Present • 11 yrs 5 mos
Social Services

Shelter and spiritual center for homeless and battered women and children

Board Advisor
Teen Esteem
Jul 2011 – Present • 9 yrs 7 mos
Education

Helping teens make healthy and courageous choices

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Skills & endorsements

Venture Capital · 99+

Endorsed by **David Hartford** and **19 others** who are highly skilled at this

Strategy · 99+

Endorsed by **Wayne Cerullo** and **15 others** who are highly skilled at this

Corporate Development · 84

Endorsed by **Tom Whiteaker** and **1 other** who is highly skilled at this

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Recommendations

Received (1)   Given (7)

James Romano
Sr Director - Strategic
Corporate Accounts at
Honeywell
July 7, 2009, James reported
directly to Mark

Mark's vision, creativity and energetic attention to detail have been an inspiration to all who have worked with him. He is a tremendous leader and coach. He is clearly a person who "Jumps into his passion with both feet and brings others along with him".

Accomplishments

1 **Course**   ⌄
Stanford University **-** Executive Management Program

1 **Language**   ⌄
English

Interests

Mach49 / MachNet and Alumni Group
91 members

Hashema International Partners
6 followers

Virginia Tech
255,090 followers

Industrial Design
178,813 members

Larta Institute
2,749 followers

Bill Gates in
Co-chair, Bill & Melinda Gates Foundation
31,282,356 followers

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